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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)*


                          American Classic Voyages Co.
                                (NAME OF ISSUER)

                          Common Stock, par value $.01
                         (TITLE OF CLASS OF SECURITIES)

                                 024928  10  3
                                 (CUSIP NUMBER)




Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 5
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CUSIP NO. 024928 10 3                       13G                Page 2 of 5 Pages


  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Equity - DQSB, Inc.
            36-3800516
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
            Illinois
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      7,100,747
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     7,100,747
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,100,747
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            51.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            CO
          ---------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                 AMERICAN CLASSIC VOYAGES CO.
                 COMMON STOCK, PAR VALUE $.01
                 CUSIP NUMBER 024928  10  3


ITEM 1(a).       NAME OF ISSUER

                 American Classic Voyages Co.

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                 Two North Riverside Plaza
                 Suite 200
                 Chicago, Illinois  60606

ITEM 2(a).       NAME OF PERSON FILING

                 Equity - DQSB, Inc. ("Equity")

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                 RESIDENCE

                 Two North Riverside Plaza
                 Suite 600
                 Chicago, Illinois 60606

ITEM 2(c).       CITIZENSHIP

                 Illinois

ITEM 2(d).       TITLE OF CLASS OF SECURITIES

                 Common Stock, par value $.01 ("Shares")

ITEM 2(e).       CUSIP NUMBER

                 024928  10  3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

                          Not applicable.





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ITEM 4.          OWNERSHIP

                 Equity beneficially owns 7,100,747 shares or 51.2% of the shares outstanding. Equity has the sole power to vote or to direct the vote of the 7,100,747 shares beneficially owned by it and the sole power to dispose or to direct the disposition of such shares.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                 Not applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not applicable.

ITEM 10.         CERTIFICATE

                 Not applicable.





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                                   SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 1997



                                       EQUITY - DQSB, Inc.



                                       By:  /s/  Sheli Z. Rosenberg
                                          -----------------------------------
                                                 Sheli Z. Rosenberg
                                       Its:      Vice President





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